Exhibit 99.1

High Tide to Acquire Bud Heaven, Adding Two Established Retail Cannabis Stores in Ontario

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated December 3, 2021 to its short form base shelf prospectus dated April 22, 2021.

CALGARY, AB, March 30, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (NASDAQ: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, is pleased to announce that it is taking yet another step to expand its bricks-and-mortar retail cannabis operations, by entering into a definitive agreement (the "Acquisition Agreement") pursuant to which High Tide will acquire 100% of the equity interest of Livonit Foods Inc. operating as Bud Heaven ("Bud Heaven") which operates two retail cannabis stores in Ontario (the "Stores") for CAD$2.8 Million (the "Transaction"). The Stores are located at 77 Manitoba Street, and 125 Muskoka Road Highway  118 West, in Bracebridge. The Manitoba Street store is located in the heart of Downtown Bracebridge, which has been voted among the "10 most historic downtowns in Ontario"1, offering a wide variety of shops and restaurants, serving as a hub for tourist traffic. The Muskoka Road Highway 118 West store is in a retail plaza anchored by national discount grocery, as well as a provincial liquor chain. The Stores are the only retail cannabis stores that are currently operational in the Town of Bracebridge. For the three months ended October 31, 2021, Bud Heaven generated annualized revenue of CAD$4.7 Million and annualized Adjusted EBITDA2 of CAD$0.8 Million. The purchase price represents 3.5x annualized Adjusted EBITDA for the three months ended October 31, 2021.

High Tide Inc. March 30, 2022 (CNW Group/High Tide Inc.)

"With this announcement, we are continuing to consolidate the Ontario cannabis retail space at accretive multiples for our shareholders. By acquiring Bud Heaven, Canna Cabana will become a meaningful player in Ontario's cottage country, a region where we have not had a presence previously," said Raj Grover, President and Chief Executive Officer of High Tide. "This transaction is part of our ongoing strategy to bring our very well-received discount club model to communities of all sizes across Ontario. Bud Heaven is a particularly attractive acquisition as the first legal cannabis retailer to serve the Muskoka Region, with a strong customer base. More consolidation is in the works for Canna Cabana in the near-team, as we grow our footprint both organically and through accretive acquisitions. I would also like to give a warm welcome to the Bud Heaven team as they join the High Tide family," added Mr. Grover.

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[1] Source: https://www.bracebridge.ca/en/explore/Downtown-Bracebridge.aspx#
[2] Adjusted EBITDA is a non-IFRS financial measure.

"Bud Heaven has been privileged to serve the Bracebridge cannabis community. Given High Tide's financial resources and deep retail expertise, particularly considering their highly-successful discount club model, this transaction will allow the Bud Heaven team to continue serving our customers with the same passion for years to come, staying true to our roots which include a high level of cannabis knowledge, friendly service, good value, and extensive product assortment," said J. Stevens, President & Founder of Bud Heaven.

TRANSACTION DETAILS

The Transaction, which is an arm's length transaction, is subject to, among other things, receipt of required TSX Venture Exchange ("TSXV") approval, Alcohol and Gaming Commission of Ontario approval, and other customary conditions of closing, is expected to close in the coming weeks. The consideration (the "Consideration") for the Stores being acquired will be CAD$2.8 Million paid in common shares of High Tide ("High Tide Shares") on the closing of the Transaction (the "Closing") on the basis of a deemed price per High Tide Share equal to the volume weighted average price per High Tide Share on TSXV for the 10 consecutive trading days preceding Closing. The purchase price represents 3.5x annualized Adjusted EBITDA for the three months ended October 31, 2021. Upon the closing of Bud Heaven, as well as the Crossroads transaction announced earlier this month, High Tide will have at least 40 stores in Ontario and 119 stores nationwide.

From the Consideration, an amount equal to approximately $280,000 will be held in escrow for a period of twelve (12) months by High Tide's lawyers to satisfy Bud Heaven's indemnity with respect to possible claims based on breaches of representation and warranties.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 113 current locations spanning Ontario, Alberta, Manitoba, and Saskatchewan. High Tide was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide's portfolio also includes retail kiosk and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, and BlessedCBD.de, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

ABOUT BUD HEAVEN

Bud Heaven was the first legal cannabis retailer to operate in the Muskoka Region and has been privileged to serve the local cannabis community since their first store opened in 2020. Their business culture is based on a passion for cannabis, supporting their customers' well-being, integrity, inclusiveness, and diversity. They pride themselves on their knowledgeable team and their technological savvy, which allow them to optimize their operations and customers' experiences.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements relating to: High Tide completing the Transaction on the terms and within the timelines set out in this news release; High Tide receiving requisite approvals for the Transaction; the anticipated effects of the Transaction on the business and operations of High Tide; Mr. Grover's expectation to announce more retail acquisitions in the future; and High Tide's plans to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: that High Tide will have the ability to successfully complete the Transaction (and will have the ability to obtain all requisite approvals) on the terms and within the timelines anticipated by High Tide; High Tide's financial condition and development plans do not change as a result of unforeseen events; there will continue to be a demand, and market opportunity, for High Tide's product offerings; current and future economic conditions will neither affect the business and operations of High Tide nor High Tide's ability to capitalize on anticipated business opportunities), although considered reasonable by management of High Tide at the time of preparation, may prove to be imprecise and result in actual results differing materially from those anticipated, and as such, undue reliance should not be placed on forward-looking statements.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the risks associated with the cannabis and CBD industries in general; the inability of High Tide to close the Transaction; the inability of High Tide to obtain requisite approvals, the inability of High Tide to pursue more retail acquisitions in the future, the inability of High Tide to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Forward-looking statements, forward-looking financial information and other metrics presented herein are not intended as guidance or projections for the periods referenced herein or any future periods, and in particular, past performance is not an indicator of future results and the results of High Tide in this press release may not be indicative of, and are not an estimate, forecast or projection of High Tide future results. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in High Tide's public filings and material change reports, which are and will be available on SEDAR.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

High Tide to Acquire Bud Heaven, Adding Two Established Retail Cannabis Stores in Ontario

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SOURCE High Tide Inc.

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For further information: Media Inquiries, Omar Khan, Senior Vice President - Corporate and Public Affairs, High Tide Inc., omar@hightideinc.com; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 30-MAR-22